UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

RECKSON ASSOCIATES REALTY CORP.

(Name of Issuer)

Reckson Associates Realty Corp.

Scott H. Rechler         Michael Maturo          Jason Barnett

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75621K106

(CUSIP Number of Class of Securities)

Jason M. Barnett, Esq.
Senior Executive Vice President - Corporate Initiatives,
General Counsel and Secretary
Reckson Associates Realty Corp. 625 Reckson Plaza
Uniondale, New York  11556
(516) 506-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Copies to:

Larry P. Medvinsky, Esq. Karl A. Roessner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Lee S. Parks, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004-1980 (212) 859-8000	Craig M. Wasserman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,728,174,252.34	$398,914.64

*

Pursuant to paragraphs (a)(4) and (b) of Rule 0-11 and estimated solely for the purpose of determining the filing fee, the transaction valuation is equal to the product of (A) $42.84, the average of the high and low prices for shares of Reckson (as defined below) common stock, par value $0.01 per share (the “Reckson Common Stock”), as reported on the New York Stock Exchange Composite Transaction Reporting System on September 11, 2006, multiplied by (B) 87,035,701 shares of Reckson Common Stock and common partnership units of Reckson Operating Partnership, L.P. expected to be outstanding immediately prior to the effective time of the merger (other than certain shares of common stock held by a wholly-owned subsidiary of SL Green (as defined below), Reckson or a subsidiary of SL Green).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the transaction valuation by 0.000107.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $106,898.94
Form or Registration No.: S-4
Filing Party: SL Green Realty Corp.
Date Filed: September 18, 2006

INTRODUCTION

This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Reckson Associates Realty Corp., a Maryland corporation (“Reckson” or the “Company”), the issuer of the Reckson Common Stock that is subject to the Rule 13e-3 transaction under a potential interpretation of the Exchange Act (as defined below), (2) Scott H. Rechler, an individual and a director, Chairman of the Board of Directors and Chief Executive Officer of Reckson, (3) Michael Maturo, an individual and a director, President and Chief  Financial Officer of Reckson, and (4) Jason Barnett, an individual, Senior Executive Vice President-Corporate Initiatives, General Counsel and Secretary of Reckson (collectively, the “Filing Persons”), although each Filing Person expressly disclaims any obligation to file this Transaction Statement.

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 3, 2006, by and among SL Green Realty Corp., a Maryland corporation (“SL Green”), Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, the Company, Reckson Operating Partnership, L.P. and Wyoming Acquisition Corp., a Maryland corporation and a wholly-owned subsidiary of SL Green (“Purchaser”), the Company will merge with and into Purchaser, the separate corporate existence of the Company will cease and Purchaser will continue as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of Reckson Common Stock issued and outstanding as of the effective time of the Merger (other than certain shares of common stock held by a wholly-owned subsidiary of SL Green, the Company or a subsidiary of SL Green) will automatically be converted into the right to receive a cash payment equal to the sum of $31.68 per share, an amount in cash equal to an adjusted prorated dividend and 0.10387 of a share of the common stock of SL Green, subject to adjustment. The Merger Agreement also provides that, at the effective time of the Merger, all options under Reckson’s stock option plans, whether or not then vested or exercisable, will be cancelled and of no further force and effect and the holder thereof will be paid or receive promptly following the closing date, in the combination of cash and common stock of SL Green contemplated by the merger consideration, an amount equal to the product of (1) the number of shares of Reckson Common Stock such holder could have purchased under such option plan had such holder exercised such option in full immediately prior to the effective time of the merger and (2) the excess, if any, of the merger consideration over the exercise price per share or unit of such option; provided, that the aggregate exercise price of a holder’s options and any applicable withholding tax payable in connection with the payment and cancellation of such options will first be applied to reduce the cash consideration component of the merger consideration otherwise payable to such holder and, to the extent such aggregate exercise price and withholding tax exceeds the aggregate cash consideration component of the merger consideration otherwise payable to such holder, the excess of such aggregate exercise price and withholding tax over the aggregate cash consideration payable to such holder will be applied to reduce the stock consideration component of the merger consideration otherwise payable to such holder based on the weighted average of the per share closing prices of SL Green’s common stock on the New York Stock Exchange Composite Transaction Reporting System during the 10 consecutive trading days ending two days prior to the effective time of the merger.

Concurrently with the filing of this Transaction Statement, SL Green is filing with the Securities and Exchange Commission an Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the shares of common stock of SL Green issuable pursuant to the Merger. A portion of the Registration Statement also constitutes the proxy statement of the Company in connection with the special meeting of the stockholders of the Company to consider and vote upon the proposal to adopt the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Registration Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Registration Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Registration Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Registration Statement. All information contained in the Registration Statement concerning any of the Filing Persons or SL Green has been provided by such Filing Person or SL Green and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Registration Statement is in preliminary form and is subject to completion or amendment.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Reckson is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Reckson within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1. SUMMARY OF TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a)                                  Name and Address. The Company’s name and address and telephone number of its principal executive office are as follows:

Reckson Associates Realty Corp.

625 Reckson Plaza

Uniondale, New York  11556

(516) 506-6000

(b)                                 Securities. The information set forth in the Registration Statement under the caption “Summary Term Sheet – The Companies” is incorporated herein by reference.

(c)                                  Trading Market and Price. The information set forth in the Registration Statement under the caption “Summary Term Sheet – Market Price and Dividends” is incorporated herein by reference.

(d)                                 Dividends. The information set forth in the Registration Statement under the caption “Summary Term Sheet – Market Price and Dividends” is incorporated herein by reference.

(e)                                  Prior Public Offerings. The information set forth in the Registration Statement under the caption “Transactions in Shares of Reckson Common Stock – Prior Public Offerings” is incorporated herein by reference.

(f)                                    Prior Stock Purchases. The information set forth in the Registration Statement under the caption “Transactions in Shares of Reckson Common Stock” is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON(S).

Regulation M-A Item 1003

(a)                                  Name and Address. The names of the Filing Persons set forth in this Transaction Statement under the caption “Introduction” are incorporated herein by reference. The business address and business telephone number of each of the Filing Persons is:

625 Reckson Plaza

Uniondale, New York  11556

(516) 506-6000

(b)                                 Business and Background of Entities. Not applicable.

(c)                                  Business and Background of Natural Persons. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information Regarding the Transaction Participants Other Than the Companies”

Item 4. TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a)                                  Material Terms. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Reckson Special Meeting”

“Special Factors”

“The Merger Agreement”

“Material United States Federal Income Tax Considerations – Material United States Federal Income Tax Consequences of the Merger”

“Comparison of Rights of Stockholders of SL Green and Stockholders of Reckson”

Annex A – Agreement and Plan of Merger

(c)                                  Different Terms. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Certain Effects of the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

(d)                                 Appraisal Rights. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Appraisal or Dissenters’ Rights”

“The Reckson Special Meeting – Appraisal Rights”

“Special Factors – Appraisal or Dissenters’ Rights”

(e)                                  Provisions for Unaffiliated Security Holders. The information set forth in the Registration Statement under the caption “Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)                                    Eligibility for Listing or Trading. Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a)                                  Transactions. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Certain Effects of the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“The Merger Agreement – The Merger Consideration and Effects of the Mergers”

“The Merger Agreement – Treatment of Share Options, Restricted Stock Awards and Restricted Stock Unit Awards”

“Information Regarding the Transaction Participants Other Than the Companies”

“Transactions in Shares of Reckson Common Stock”

(b)                                 Significant Corporate Events. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Certain Effects of the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“The Merger Agreement – The Merger Consideration and Effects of the Mergers”

“The Merger Agreement – Treatment of Share Options, Restricted Stock Awards and Restricted Stock Unit Awards”

“Information Regarding the Transaction Participants Other Than the Companies”

“Transactions in Shares of Reckson Common Stock”

Annex A – Agreement and Plan of Merger

(c)                                  Negotiations or Contacts. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Certain Effects of the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“The Merger Agreement – The Merger Consideration and Effects of the Mergers”

“The Merger Agreement – Treatment of Share Options, Restricted Stock Awards and Restricted Stock Unit Awards”

“Information Regarding the Transaction Participants Other Than the Companies”

(e)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Certain Effects of the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“The Merger Agreement – The Merger Consideration and Effects of the Mergers”

“The Merger Agreement – Treatment of Share Options, Restricted Stock Awards and Restricted Stock Unit Awards”

“Information Regarding the Transaction Participants Other Than the Companies”

“Transactions in Shares of Reckson Common Stock”

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)                                 Use of Securities Acquired. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – SL Green’s Reasons for the Merger”

“Special Factors – Purposes and Reasons for the Transactions Contemplated by the Sale Agreement”

“Special Factors – Delisting and Deregistration of Reckson Common Stock; Listing of SL Green Common Stock Issued in Connection with the Merger”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“The Merger Agreement - The Merger Consideration and Effects of the Mergers”

“The Merger Agreement – Treatment of Share Options, Restricted Stock Awards and Restricted Stock Unit Awards”

Annex A – Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“SL Green’s Policies with Respect to Certain Activities”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Certain Effects of the Merger”

“Special Factors – SL Green’s Reasons for the Merger”

“Special Factors – Purposes and Reasons for the Transactions Contemplated by the Sale Agreement”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Delisting and Deregistration of Reckson Common Stock; Listing of SL Green Common Stock Issued in Connection with the Merger”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“Special Factors – Appraisal or Dissenters’ Rights”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“The Merger Agreement”

Annex A – Agreement and Plan of Merger

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a)                                  Purposes. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Effects on Reckson if the Merger is Not Completed”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – SL Green’s Reasons for the Merger”

“Special Factors – Purposes and Reasons for the Transactions Comtemplated by the Sale Agreement”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“The Merger Agreement – Conduct of Business by SL Green”

“Interests of Directors and Executive Officers of Reckson in the Merger”

(b)                                 Alternatives. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Effects on Reckson if the Merger is Not Completed”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Fairness Opinion Regarding Merger Consideration”

“Special Factors – Fairness Opinion Regarding August 3 Letter Agreement”

(c)                                  Reasons. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Fairness Opinion Regarding Merger Consideration”

“Special Factors – Fairness Opinion Regarding August 3 Letter Agreement”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

(d)                                 Effects. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Effects on Reckson if the Merger is Not Completed”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – SL Green’s Reasons for the Merger”

“Special Factors – Purposes and Reasons for the Transactions Comtemplated by the Sale Agreement”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“Material United States Federal Income Tax Considerations — Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

Annex A – Agreement and Plan of Merger

Item 8. FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a)                                  Fairness. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Fairness Opinion Regarding Merger Consideration”

“Special Factors – Fairness Opinion Regarding August 3 Letter Agreement”

Annex B – Opinion of Goldman, Sachs & Co.

Annex C – Opinion of Greenhill & Co., LLC

(b)                                 Factors Considered in Determining Fairness. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Fairness Opinion Regarding Merger Consideration”

“Special Factors – Fairness Opinion Regarding August 3 Letter Agreement”

Annex B – Opinion of Goldman, Sachs & Co.

Annex C – Opinion of Greenhill & Co., LLC

(c)                                  Approval of Security Holders. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Reckson Special Meeting”

“The Merger Agreement”

(d)                                 Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Registration Statement under the captions “Special Factors – Reckson’s Reasons for the Merger” and “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)                                  Approval of Directors. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

(f)                                    Other Offers. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Purposes, Reasons and Plans for Reckson after the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger”

Item 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Regulation M-A Item 1015

(a)                                  Report, Opinion or Appraisal. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Fairness Opinion Regarding Merger Consideration”

“Special Factors – Fairness Opinion Regarding August 3 Letter Agreement”

“The Merger Agreement – Representations and Warranties of Reckson and Reckson Operating Partnership, L.P.”

“The Merger Agreement – Representations and Warranties of SL Green and the other Purchaser Parties”

Annex B – Opinion of Goldman, Sachs & Co.

Annex C – Opinion of Greenhill & Co., LLC

(b)                                 Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Special Factors – Fairness Opinion Regarding Merger Consideration”

“Special Factors – Fairness Opinion Regarding August 3 Letter Agreement”

“The Merger Agreement – Representations and Warranties of Reckson and Reckson Operating Partnership, L.P.”

“The Merger Agreement – Representations and Warranties of SL Green and the other Purchaser Parties”

Annex B – Opinion of Goldman, Sachs & Co.

Annex C – Opinion of Greenhill & Co., LLC

(c)                                  Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Reckson Common Stock.

Item 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)                                  Source of Funds. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Companies – SL Green”

“Special Factors – Background of the Merger”

“Interests of Directors and Executive Officers of Reckson in the Merger – Sale Agreement”

(b)                                 Conditions. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Companies – SL Green”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Effects on Reckson if the Merger is Not Completed”

“Interests of Directors and Executive Officers of Reckson in the Merger – Sale Agreement”

(c)                                  Expenses. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Summary Unaudited Pro Forma Condensed Consolidated Financial Information”

“Special Factors – Background of the Merger”

“Special Factors – Effects on Reckson if the Merger is Not Completed”

“The Merger Agreement”

Annex A – Agreement and Plan of Merger

(d)                                 Borrowed Funds. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Companies – SL Green”

“Special Factors – Background of the Merger”

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a)                                  Securities Ownership. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“Beneficial Ownership of Common Stock”

(b)                                 Securities Transactions. The information set forth in the Registration Statement under the caption “Transactions in Shares of Reckson Common Stock” is incorporated herein by reference.

Item 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d)                                 Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Reckson Special Meeting – Voting by Directors, Executive Officers and Other Filing Persons”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Interests of Directors and Executive Officers of Reckson in the Merger”

(e)                                  Recommendations of Others. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

Item 13. FINANCIAL INFORMATION.

Regulation M-A Item 1010

(a)                                  Financial Information. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Ratio of Earnings to Fixed Charges”

“Where You Can Find More Information”

“Sources of Additional Information”

The consolidated financial statements included in Reckson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 10, 2006 and the consolidated financial statements included in Reckson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 14, 2005 are incorporated herein by reference. The information set forth in Item 1 of Part 1 of Reckson’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2006 is incorporated herein by reference.

(b)                                 Pro Forma Information. The information set forth in the Registration Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a)                                  Solicitations or Recommendations. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Reckson Special Meeting  – Solicitation of Proxies; Expenses”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“The Merger Agreement – Break-up Fees and Expenses”

(b)                                 Employees and Corporate Assets. The information set forth in the Registration Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Reckson’s Reasons for the Merger”

“Special Factors – Recommendation of the Affiliate Transaction Committee of Reckson’s Board of Directors and of Reckson’s Board of Directors”

“Special Factors – Position of the Management Group as to the Fairness of the Transactions Contemplated by the Sale Agreement”

“Interests of Directors and Executive Officers of Reckson in the Merger”

“Information Regarding the Transaction Participants Other Than the Companies”

Item 15. ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b)                                 Other Material Information. The information contained in the Registration Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. EXHIBITS.

Regulation M-A Item 1016

(a)(1)	Notice of Special Meeting of Stockholders of Reckson, incorporated herein by reference to the Registration Statement

(a)(2)	Registration Statement of SL Green, incorporated herein by reference to the Registration Statement

(b)	None

(c)(1)	Opinion of Goldman, Sachs & Co., dated August 3, 2006, incorporated herein by reference to the Registration Statement

(c)(2)	Opinion of Greenhill & Co., LLC, dated August 11, 2006, incorporated herein by reference to the Registration Statement

(c)(3)	Board Presentation from Greenhill & Co., LLC dated August 2, 2006*

(c)(4)	Citigroup Global Markets Inc. and Goldman, Sachs & Co. Presentation to the Board of Reckson Associates Realty Corp. dated July 10, 2006*

(c)(5)	Citigroup Global Markets Inc. and Goldman, Sachs & Co. Draft Presentation to the Board of Reckson Associates Realty Corp. dated July 20, 2006*

(c)(6)	Citigroup Global Markets Inc. and Goldman, Sachs & Co. Draft Presentation to the Board of Reckson Associates Realty Corp. dated July 28, 2006*

(c)(7)	Goldman, Sachs & Co. Preliminary Draft Presentation to the Special Committee of the Board of Reckson Associates Realty Corp. dated July 30, 2006*

(c)(8)	Goldman, Sachs & Co. Preliminary Draft Presentation to the Special Committee of the Board of Reckson Associates Realty Corp. dated August 2, 2006*

(c)(9)	Goldman, Sachs & Co. Presentation to the Special Committee of the Board of Reckson Associates Realty Corp. dated August 3, 2006*

(d)(1)

Agreement and Plan of Merger, dated as of September 15, 2006, by and among SL Green, Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, the Company, Reckson Operating Partnership, L.P., and Wyoming Acquisition Corp., incorporated herein by reference to the Registration Statement

(d)(2)	Mortgage Loan Term Sheet, dated as of September 15, 2006, by and among SL Green Funding LLC and Scott Rechler, incorporated herein by reference to the Registration Statement

(d)(3)	RSVP Loan Term Sheet, dated as of August 3, 2006, by and among SL Green Funding LLC, Scott Rechler and Marathon Asset Management, LLC, incorporated herein by reference to the Registration Statement

(d)(4)

Australia Loan Term Sheet, dated as of August 2, 2006, by and among SL Green Funding LLC, Scott Rechler, Jason Barnett and Michael Maturo, incorporated herein by reference to the Registration Statement

(d)(5)	Letter Agreement, dated August 3, 2006, by and between SL Green and New Venture MRE LLC, incorporated herein by reference to the Registration Statement

(d)(6)	Letter Agreement, dated September 15, 2006, by and between SL Green and New Venture MRE LLC, incorporated herein by reference to the Registration Statement

(d)(7)

Letter Agreement, dated October 13, 2006, by and between SL Green Realty Corp., New Venture MRE LLC, Scott Rechler, Jason Barnett, Michael Maturo and RA Core Plus LLC, incorporated herein by reference to the Registration Statement

(d)(8)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and RA Core Plus LLC (relating to Australian LPT), incorporated herein by reference to the Registration Statement

(d)(9)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to the Long Island Portfolio), incorporated herein by reference to the Registration Statement

(d)(10)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to Eastridge), incorporated herein by reference to the Registration Statement

(d)(11)	Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to RSVP), incorporated herein by reference to the Registration Statement

(d)(12)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to the New Jersey Portfolio), incorporated herein by reference to the Registration Statement

(f)	Not applicable

(g)	None

* Previously filed on September 18, 2006

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2006

RECKSON ASSOCIATES REALTY CORP.

By:	/s/ Peter Quick
Name: Peter Quick
Title: Lead Director

SCOTT H. RECHLER

/s/ Scott H. Rechler
Scott H. Rechler

MICHAEL MATURO

/s/ Michael Maturo
Michael Maturo

JASON BARNETT

/s/ Jason Barnett
Jason Barnett

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Notice of Special Meeting of Stockholders of Reckson, incorporated herein by reference to the Registration Statement

(a)(2)	Registration Statement of Reckson, incorporated herein by reference to the Registration Statement

(b)	None

(c)(1)	Opinion of Goldman, Sachs & Co., dated August 3, 2006, incorporated herein by reference to the Registration Statement

(c)(2)	Opinion of Greenhill & Co., LLC dated August 11, 2006, incorporated herein by reference to the Registration Statement

(c)(3)	Board Presentation from Greenhill & Co., LLC dated August 2, 2006*

(c)(4)	Citigroup Global Markets Inc. and Goldman, Sachs & Co. Presentation to the Board of Reckson Associates Realty Corp. dated July 10, 2006*

(c)(5)	Citigroup Global Markets Inc. and Goldman, Sachs & Co. Draft Presentation to the Board of Reckson Associates Realty Corp. dated July 20, 2006*

(c)(6)	Citigroup Global Markets Inc. and Goldman, Sachs & Co. Draft Presentation to the Board of Reckson Associates Realty Corp. dated July 28, 2006*

(c)(7)	Goldman, Sachs & Co. Preliminary Draft Presentation to the Special Committee of the Board of Reckson Associates Realty Corp. dated July 30, 2006*

(c)(8)	Goldman, Sachs & Co. Preliminary Draft Presentation to the Special Committee of the Board of Reckson Associates Realty Corp. dated August 2, 2006*

(c)(9)	Goldman, Sachs & Co. Presentation to the Special Committee of the Board of Reckson Associates Realty Corp. dated August 3, 2006*

(d)(1)

Agreement and Plan of Merger, dated as of August 3, 2006, by and among SL Green, Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, the Company, Reckson Operating Partnership, L.P., and Wyoming Acquisition Corp., incorporated herein by reference to the Registration Statement

(d)(2)	Mortgage Loan Term Sheet, dated as of September 15, 2006, by and among SL Green Funding LLC and Scott Rechler, incorporated herein by reference to the Registration Statement

(d)(3)	RSVP Loan Term Sheet, dated as of August 3, 2006, by and among SL Green Funding LLC, Scott Rechler and Marathon Asset Management, LLC, incorporated herein by reference to the Registration Statement

(d)(4)

Australia Loan Term Sheet, dated as of August 2, 2006, by and among SL Green Funding LLC, Scott Rechler, Jason Barnett and Michael Maturo, incorporated herein by reference to the Registration Statement

(d)(5)	Letter Agreement, dated August 3, 2006, by and between SL Green and New Venture MRE LLC, incorporated herein by reference to the Registration Statement

(d)(6)	Letter Agreement, dated September 15, 2006, by and between SL Green and New Venture MRE LLC, incorporated herein by reference to the Registration Statement

(d)(7)

Letter Agreement, dated October 13, 2006, by and between SL Green Realty Corp., New Venture MRE LLC, Scott Rechler, Jason Barnett, Michael Maturo and RA Core Plus LLC, incorporated herein by reference to the Registration Statement

(d)(8)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and RA Core Plus LLC (relating to Australian LPT), incorporated herein by reference to the Registration Statement

(d)(9)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to the Long Island Portfolio), incorporated herein by reference to the Registration Statement

(d)(10)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to Eastridge), incorporated herein by reference to the Registration Statement

(d)(11)	Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to RSVP), incorporated herein by reference to the Registration Statement

(d)(12)

Asset Purchase Agreement, dated as of October 13, 2006, by and between SL Green Realty Corp. and New Venture MRE LLC (relating to the New Jersey Portfolio), incorporated herein by reference to the Registration Statement

(f)	Not applicable

(g)	None

* Previously filed on September 18, 2006